Exhibit 18.1

August 18, 2022

Board of Directors
TransAct Technologies Incorporated
One Hamden Center
2319 Whitney Avenue, Suite 3B
Hamden, CT 06518

Dear Directors:

We are providing this letter for inclusion as an exhibit to the Company’s Form 10-Q filing pursuant to Item 601 of Regulation S-K.

Note 9 to the condensed consolidated financial statements of TransAct Technologies Incorporated included in its Quarterly Report on Form 10-Q for the three and six months ended June 30, 2022, describes a change in accounting principle for inventory valuation from standard cost (which approximated actual cost on a first-in, first-out basis) to the average cost method of inventory accounting. It should be understood that the preferability of one acceptable method of accounting over another for inventory accounting has not been addressed in any authoritative accounting literature, and there is no authoritative criteria for determining a “preferable” inventory method based on particular circumstances. In expressing our concurrence below, we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment regarding the relevant business planning factors relating to the change, we concur with management that such change in the method of accounting is to an acceptable alternative method and represents, in the Company’s circumstances, the adoption of a preferable accounting principle.

We have not conducted an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) of any financial statements of the Company as of any date or for any period subsequent to December 31, 2021, and, therefore, we do not express any opinion on any financial statements of the Company subsequent to that date.

Very truly yours,

/s/ Marcum LLP

Hartford, Connecticut